November 14, 2007

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Radiant Systems, Inc. (the “Company”) Letter from the SEC Staff Dated November 9, 2007

Dear Mr. Wilson:

We have received and reviewed the SEC Staff’s comment letter dated November 9, 2007. The Company hereby requests an extension of time to respond to the comment letter.

Currently, the SEC is expecting the Company to respond by Monday, November 26, 2007. The Company requests an extension of the deadline for our response to Monday, December 3, 2007. Our financial executive officers have various previously scheduled travel commitments, and need the additional time to properly analyze and evaluate the Staff’s comments, consult with the Company’s legal counsel and independent accountants, and prepare an appropriate response letter.

We appreciate the Staff’s consideration of this request for an extension of time.

If you have any comments or questions regarding this request, please feel free to contact me.

Sincerely,

/s/ Mark E. Haidet

Mark E. Haidet

Chief Financial Officer